FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Corrections to Note 14 on page 79 of the English Translation of the Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2011, furnished as part of the report on Form 6-K on August 31, 2011

2.	Corrections to Note 14 on page 87 of the English Translation of the Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2011, furnished as part of the report on Form 6-K on November 28, 2011

3.	Corrections to Note 16 on page 90 of the English Translation of the Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2012, furnished as part of the report on Form 6-K on August 31, 2012

EXPLANATORY NOTE: The registrant has furnished with the Securities and Exchange Commission (the “SEC”) the following reports: (i) a report on Form 6-K regarding the English translation of the Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the three months ended June 30, 2011, furnished on August 31, 2011; (ii) a report on Form 6-K regarding the English translation of the Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the six months ended September 30, 2011, furnished on November 28, 2011; and (iii) a report on Form 6-K regarding the English translation of the Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the three months ended June 30, 2012, furnished on August 31, 2012. The registrant is furnishing this Form 6-K/A in order to amend the income (loss) before income taxes data for “Americas”, “Subtotal” and “Japan” for the three months ended June 30, 2011 and the three months ended September 30, 2011, which appear in the reports on Form 6-K listed above, as shown in Exhibits 1, 2 and 3 to this report.

INCORPORATION BY REFERENCE

The registrant hereby incorporates Exhibits 1, 2 and 3 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the SEC on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of the registrant, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 25, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2011

Item 4. Financial Information

Notes to the Consolidated Financial Statements (UNAUDITED)

14. Segment and geographic information:

Geographic information—

(Before Correction)

	Millions of yen
	Three months ended June 30, 2010	Three months ended June 30, 2011
Income (loss) before income taxes:
Americas	¥(6,769)	¥501
Europe	(16,453)	(31,729)
Asia and Oceania	(5,293)	(1,523)

Subtotal	(28,515)	(32,751)
Japan	34,985	67,109

Consolidated	¥6,470	¥34,358

(After Correction)

	Millions of yen
	Three months ended June 30, 2010	Three months ended June 30, 2011
Income (loss) before income taxes:
Americas	¥(6,769)	¥(1,336)
Europe	(16,453)	(31,729)
Asia and Oceania	(5,293)	(1,523)

Subtotal	(28,515)	(34,588)
Japan	34,985	68,946

Consolidated	¥6,470	¥34,358

1

Exhibit 2

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2011

Item 4. Financial Information

Notes to the Consolidated Financial Statements (UNAUDITED)

14. Segment and geographic information:

Geographic information—

(Before Correction)

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Income (loss) before income taxes:
Americas	¥4,358	¥(27,515)
Europe	(13,674)	(15,595)
Asia and Oceania	(4,899)	(9,308)

Subtotal	(14,215)	(52,418)
Japan	35,813	7,786

Consolidated	¥21,598	¥(44,632)

(After Correction)

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Income (loss) before income taxes:
Americas	¥4,358	¥(25,678)
Europe	(13,674)	(15,595)
Asia and Oceania	(4,899)	(9,308)

Subtotal	(14,215)	(50,581)
Japan	35,813	5,949

Consolidated	¥21,598	¥(44,632)

2

Exhibit 3

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2012

Item 4. Financial Information

Notes to the Consolidated Financial Statements (UNAUDITED)

16. Segment and geographic information:

Geographic information—

(Before Correction)

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Income (loss) before income taxes:
Americas	¥501	¥6,253
Europe	(31,729)	(16,435)
Asia and Oceania	(1,523)	(1,875)

Subtotal	(32,751)	(12,057)
Japan	67,109	31,723

Consolidated	¥34,358	¥19,666

(After Correction)

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Income (loss) before income taxes:
Americas	¥(1,336)	¥6,253
Europe	(31,729)	(16,435)
Asia and Oceania	(1,523)	(1,875)

Subtotal	(34,588)	(12,057)
Japan	68,946	31,723

Consolidated	¥34,358	¥19,666

3